UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,221,155

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,221,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,221,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,221,155

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,221,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,221,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 953,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 953,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 953,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 953,808

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 953,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 953,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,174,963

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,174,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 57.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005 (the “Original 13D”), as amended on April 10, 2007, May 18, 2007, September 25, 2007, March 18, 2008, April 16, 2008, June 27, 2008, August 1, 2008 and November 10, 2008 (the Original 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, no par value, of Patrick Industries, Inc.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”).  The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46515.

Item 2.	Identity and Background

(a)  This statement is filed by:

      (i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

      (ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

      (iii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), with respect to shares of Common Stock directly owned by it;

      (iv) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by TMF; and

      (v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

      The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCP, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)  The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.  Mr. Gendell serves as the managing member of TCM and TCO.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.

As discussed in this Schedule 13D, the Reporting Persons own approximately 57% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.

As described in greater detail in Item 6, pursuant to a Securities Purchase Agreement by and among TCP, TMF and the Company, dated April 10, 2007 (the “Initial Securities Purchase Agreement”), so long as the Reporting Persons hold between 7.5% and 14.9% of the outstanding Common Stock, they have the right to appoint one nominee to the Company’s Board of Directors, and so long as the Reporting Persons hold at least 15% of the outstanding Common Stock, they have the right to appoint up to two nominees to the Company’s Board of Directors.  On July 21, 2008, an affiliate of the Reporting Persons was appointed to the Board of Directors.  As of the date hereof, the Reporting Persons have not appointed a second nominee to the Company’s Board of Directors.  The Company also agreed to limit the number of directors serving on its Board to no more than nine, which obligation shall continue for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors.  The rights of the Reporting Persons to appoint directors and the obligations of the Company to limit the size of its Board were affirmed in a Securities Purchase Agreement by and among the Company, TCP and TMF dated March 10, 2008 (the “March 2008 Securities Purchase Agreement”).

As disclosed in Amendment No. 8 to this Schedule 13D filed on November 10, 2008, the Reporting Persons have begun to explore alternatives for the disposition of their equity interests in the Company, which alternatives may include, without limitation: (a) dispositions of Common Stock through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons, (b) a sale of the Company, or (c) distributions by the Reporting Persons of their equity interests in the Company to their respective investors.  The Reporting Persons expect to engage in discussions with the Company’s management and Board of Directors in the evaluation of such alternatives. As part of such process, the Reporting Persons (i) may encourage the Company to engage an investment banker or other financial advisor with respect to an underwritten offering of their equity interests, a sale of the Company or other strategic transaction involving the Company, (ii) may encourage third parties to consider an acquisition of their equity interests, an acquisition of the Company or other strategic transaction involving the Company, or (iii) may independently engage an investment banker or other financial advisor to assist the Reporting Persons with respect to the analysis and execution of various alternatives in connection with their holdings.   In deciding which alternative or alternatives to pursue, the Reporting Persons will seek to maximize the value of their holdings in the Company.  Accordingly, the disposition of the Reporting Persons’ holdings will be effected over time and in an orderly fashion.  The timing, manner and aggregate amount of any such dispositions will be dependent on many factors, including, without limitation, market conditions, available prices, and the Reporting Persons’ ability to conduct sales in compliance with federal and state securities laws.

As discussed herein, the Reporting Persons’ rights to nominate directors and to require the Company to limit the size of the Board are dependent on the Reporting Persons’ ownership of a certain aggregate percentage of Common Stock.  Accordingly, the disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.
Item 5.	Interest in Securities of the Issuer

A. Tontine Capital Partners, L.P.

   (a)  Aggregate number of shares beneficially owned: 4,221,155.   Percentage: 46.8%.  The percentages used herein and in the rest of Item 5 are calculated based upon 9,025,939 share of Common Stock issued and outstanding, as reflected in the Quarterly Report on Form 10-Q filed by the Company on November 17, 2008.

(b)  1. Sole power to vote or direct vote:  -0-

      2. Shared power to vote or direct vote:  4,221,155

      3. Sole power to dispose or direct the disposition: -0-

      4. Shared power to dispose or direct the disposition:  4,221,155

   (c)  TCP has not engaged in any transactions of Common Stock since the filing of Amendment No. 8 to this Schedule 13D on November 10, 2008.

   (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

   (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  4,221,155.   Percentage:  46.8%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  4,221,155

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,221,155

      (c)  TCM has not engaged in any transactions of Common Stock since the filing of Amendment No. 8 to this Schedule 13D on November 10, 2008.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 953,808.   Percentage: 10.6%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  953,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  953,808

      (c)  TMF has not engaged in any transactions of Common Stock since the filing of Amendment No. 8 to this Schedule 13D on November 10, 2008.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e) Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 953,808.   Percentage: 10.6%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  : 953,808

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  : 953,808

      (c)  TCO has not engaged in any transactions of Common Stock since the filing of Amendment No. 8 to this Schedule 13D on November 10, 2008.

      (d)  Not applicable.

      (e)  Not applicable.

E.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 5,174,963.   Percentage: 57.3%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  5,174,963

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  5,174,963

      (c)  Mr. Gendell has not engaged in any transactions of Common Stock since the filing of Amendment No. 8 to this Schedule 13D on November 10, 2008.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Initial Securities Purchase Agreement

On April 10, 2007, TCP, TMF and the Company entered into the Initial Securities Purchase Agreement which, among other things, provided for the purchase by TCP and TMF of shares of Common Stock and Senior Subordinated Promissory Notes of the Company.  The closing of the transactions contemplated by the Initial Securities Purchase Agreement occurred on May 18, 2007.  Under the Initial Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors.  On July 21, 2008, an affiliate of the Reporting Persons was appointed to the Company’s Board of Directors.  As of the date hereof, the Company has not appointed a second nominee of the Reporting Persons to the Company’s Board of Directors.  Under the Initial Securities Purchase Agreement, the Company agreed to limit, by the date of the Company’s 2008 Annual Meeting of Shareholders, the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board.  In addition, pursuant to the Initial Securities Purchase Agreement, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons would not be subject to certain restrictions set forth in the Indiana Business Corporation Law (the “IBCL”).  The Company also agreed that it would not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.  The Initial Securities Purchase Agreement also contained standard representations and warranties that survive until the earlier of (i) three years following the closing date of the transactions contemplated by the Initial Securities Purchase Agreement and (ii) the applicable statute of limitations with respect to each representation and warranty.

B.  March 2008 Securities Purchase Agreement

On March 10, 2008, the Company, TCP and TMF entered into the March 2008 Securities Purchase Agreement, pursuant to which, on March 12, 2008, TCP and TMF purchased shares of Common Stock from the Company.   Pursuant to the March 2008 Securities Purchase Agreement, the parties affirmed certain rights granted to TCP and TMF under the Initial Securities Purchase Agreement related to the right of TCP and TMF to appoint members of the Company’s Board of Directors and the Company’s obligations to limit the size of its Board of Directors.  These rights and obligations are set forth in greater detail in the description of the Initial Securities Purchase Agreement above.  The Company also agreed that it would use its best efforts to ensure that the acquisition of the shares purchased under the March 2008 Securities Purchase Agreement would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.   The March 2008 Securities Purchase Agreement also contained standard representations and warranties that survive until the earlier of (i) three years following the closing date of the transactions contemplated by the March 2008 Securities Purchase Agreement and (ii) the applicable statute of limitations with respect to each representation and warranty.  Pursuant to the Registration Rights Agreement (as defined below), the shares of Common Stock purchased by TCP and TMF pursuant to the March 2008 Securities Purchase Agreement are eligible to be registered for resale.

C. Second Amended and Restated Registration Rights Agreement

On December 11, 2008, the Company entered into a Second Amendment and Waiver to the Company’s Credit Agreement, dated as of May 18, 2007, among the Company, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (the “Credit Agreement”).  In connection with the execution of the Second Amendment and Waiver, the Company issued warrants to purchase an aggregate of 474,049 newly issued shares of Common Stock (the “Warrants”) to JPMorgan Chase Bank, N.A., Fifth Third Bank, Bank of America, N.A., Key Bank, National Association, RBS Citizens, National Association, Associated Bank, National City Bank and 1st Source Bank, the lenders under the Credit Agreement (the “Warrant Holders”).  The Warrants are immediately exercisable, have an exercise price of $1.00 per share and expire on December 11, 2018.  The terms of the Second Amendment and Waiver and the Warrants are more fully described in the Current Report on Form 8-K filed by the Company on December 15, 2008.  In connection with the issuance of the Warrants, on December 11, 2008, TCP, TMF, the Company and the Warrant Holders entered into a Second Amended and Restated Registration Rights Agreement (the “December 2008 Registration Rights Agreement”), which restated the Amended and Restated Registration Rights Agreement entered into by TCP, TMF and the Company on May 18, 2007.  Pursuant to the December 2008 Registration Rights Agreement, the Company has an ongoing obligation to register for resale all shares of Common Stock owned by the Reporting Persons, and to file, by January 9, 2009, a Registration Statement on Form S-3 to register for resale the shares of Common Stock that would be issued to the lenders under the Credit Agreement upon the exercise of the Warrants.  In addition, pursuant to the December 2008 Registration Rights Agreement, the Company grants to TCP, TMF and the Warrant Holders (and their respective qualifying transferees) certain demand and “piggyback” registration rights in connection with shares of Common Stock held by them or acquired in the future.  The registration rights granted under the December 2008 Registration Rights Agreement terminate with respect to TCP, TMF and the Warrant Holders (and any of their respective qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the December 2008 Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of Registrable Securities requested to be included in a registration statement.

The foregoing summaries of the Initial Securities Purchase Agreement, the March 2008 Securities Purchase Agreement, and the December 2008 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 3, which are incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

1.  Securities Purchase Agreement dated as of April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on April 18, 2007).

2.  Securities Purchase Agreement dated as of March 10, 2008, by and among Tontine Capital Partners, L.P., Tontine

Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on March 18, 2008).

3.  Second Amended and Restated Registration Rights Agreement dated as of December 11, 2008, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Patrick Industries, Inc. and JPMorgan Chase Bank, N.A., Fifth Third Bank, Bank of America, N.A., Key Bank, National Association, RBS Citizens, National Association, Associated Bank, National City Bank and 1st Source Bank.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P.

Name/Title